EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq ”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Bezeq Group - Strategic Review

Tel Aviv, Israel – May 24, 2018 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that further to section 1.7.2 of the Description of the Corporation’s Business in the Periodic Report for 2017 regarding preliminary work in which certain synergies between the subsidiary companies are being reviewed and in the framework of the examination of the strategy of the Bezeq Group and the alternatives available to it, the Company’s board of directors resolved that in view of changes in the communications market, regulatory requirements, technological developments and customer preferences, it wil review certain issues aimed at focusing on the Group’s future core operations, including synergies between the operations of the Company’s subsidiaries, the sale of the subsidiaries Bezeq On Line Ltd. and Walla! News, increasing the independence of the wholesale activities in the Company, and the establishment of an innovation unit that will act to position the Company at the center of the future communications world. All this without derogating from the Company’s continued operations to cancel the structural separation between it and each of the subsidiaries, as detailed in section 1.7.2.1 (b) of the Description of the Corporation’s Business in the Periodic Report for 2017.

It should be noted that a final plan has not yet been determined and the existence or non-existence of regulatory approval is expected to affect the preferred alternatives. In the Company’s estimation, it will take a period of several months to formulate a full plan, which will be brought, among other things, to the prior consideration of the relevant regulatory bodies.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.